SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 15, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 15, 2012, entitled “Syneron Recognizes Twenty Years of Innovation at the
2012 American Academy of Dermatology Conference.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 15, 2012

Syneron Recognizes Twenty Years of Innovation at the 2012 American Academy of Dermatology Conference

Syneron's Road to Rejuvenation(TM) Advances Forward From the Origin of Intense Pulse Light in 1992 to the Release of eTwo(TM)

YOKNEAM, ISRAEL--(Marketwire - March 15, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the global leader in medical aesthetic products and technology, plans a significant presence at the 2012 American Academy of Dermatology conference to be held on March 16-20, 2012 in San Diego, California. Syneron will recognize the twentieth anniversary of the invention of Intense Pulse Light -- a milestone that remains a beacon of the company's commitment to innovation and new advancements in medical aesthetics. "Intense Pulse Light technology, patented by our founder Shimon Eckhouse, Ph.D, launched a new era of technological advancements that dramatically expanded the market and served to meet the multicultural demand more safely and effectively," said Louis P. Scafuri, Chief Executive Officer of Syneron. "This progress led to the development of Syneron and its principal lives on in many of our products to date."

The development of IPL in 1992 paved the road for new theories that provided safe and predictable treatment options for patients, regardless of skin type, including Syneron's own proprietary technology -- electro-optical synergy or elōs®. "I've been fortunate to be a part of the evolution of medical aesthetics starting from the days when it was really the best kept secret in dermatology to the worldwide phenomenon that it is today," said Vince Afsahi, M.D. board certified Dermatologist and Assistant Clinical Professor of Dermatology at the University of Southern California. "Having worked with many technologies in my practice I've always leaned towards Syneron's elōs based solutions because it caters to a growing segment in my practice that delivers excellent treatment options due to the high safety profile of this technology."

Paved with innovation and built on success, Syneron presses forward on the Road to Rejuvenation with the recent release of eTwo™ -- a tabletop platform device that pairs Syneron's proprietary elōs technology with the company's globally successful Sublative™ treatment for the industry's most comprehensive solution to facial rejuvenation. "Sublative has been my go-to application for quite some time now -- the versatility of treatment options of Sublative coupled with its consistent response rate on all skin types and age groups makes it a joy to work with," said Stephen Eubanks, M.D. board certified Dermatologist and Medical Director at the Dermatology & Laser Center in Denver, Colorado. "The addition of Sublime™ adds a promising new feature to the platform that allows us to bulk heat the deep layers of the skin taking over where Sublative leaves off."

According to Shimon Eckhouse, Ph.D, founder and Chairman of the Board of Syneron, "The concept that drove the invention of IPL was further improved with the development of elōs and continues on today with products like the eTwo. We aim to offer exciting and innovative solutions that deliver predictable and safe results to better meet the needs and expectations of our medical aesthetic community."

Attendees at the 2012 American Academy of Dermatology conference can view elōs based technologies, the eTwo and the complete product offerings by Syneron and Candela at booth #1711. This includes:

GentleMax Pro®: building upon the Gold Standard technology of the Gentle Family™ of lasers, the new GentleMax Pro offers more power and versatility than any other multi-wavelength hair reduction device. GentleMax Pro features the industry's largest spot size of 18mm coupled with tremendous fluence options and pulse width range making it a must have device for any thriving laser hair removal practice.

CO2RE™: the latest and best of current CO2 treatment methodologies with a revolutionary new feature known as Fusion Fractional Mode. This option allows practitioners the ability to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation without multiple handpieces, optical spots or multiple pass techniques.

evolastin™: the world's first energy-based dermal remodeling procedure, powered by ePrime™. This procedure precisely targets and delivers measured radio frequency (RF) energy directly into the deep dermis to achieve results unlike any other energy-based procedure on the market. With a clinically validated 100% patient response rate*, evolastin is fast becoming recognized as a major step forward in facial aesthetics.

elure Advanced Skin Lightening™ System: winner of allure Magazine's 'Best of Beauty' award in the "Big Breakthroughs" category in 2011. The first and only skin lightening topical that employs Melanozyme™, the novel natural enzyme found only in elure to improve appearance by temporarily reducing melanin.

To learn more about Syneron's Road to Rejuvenation visit www.roadtorejuvenation.com. For more information about Syneron and Candela's broad product offering, visit www.syneron.com.

* Alexiades-Armenakas et al Arch Dermatol April 2010

About Syneron Medical Ltd.
Syneron Medical Ltd. -- a company devoted to real technology, real science and real results -- is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company's aspiration and commitment to innovation expands Syneron's offering beyond medical device into the largest in-demand applications in beauty -- skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Syneron - Public Relations
pr@syneron.com

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283

Zack Kubow
The Ruth Group
646-536-7020